06004062

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 209

SEC FILE NUMBER
8-50310

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTRUST Brokerage Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

105 N. Main Street
(No. and Street)

Wichita (City) Kansas (State) 67202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rodney D. Pitts 316-383-1004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Riverview, Suite 100 (Address) Wichita (City) Kansas 67203 (Zip Code)

PROCESSED MAR 17 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

INTRUST BROKERAGE INC.

This report ** contains (check all applicable boxes):

- ■ Facing page.
- ■ Statement of Financial Condition.
- ■ Statement of Operations.
- ■ Statement of Changes in Stockholder's Equity.
- ■ Statement of Cash Flows.
- ☐ Statement of Changes in Subordinated Liabilities.
- ■ Computation of Net Capital.
- ☐ Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ A reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ■ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ Exemptive Provision under Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

INTRUST Brokerage Inc.
105 North Main
Wichita, Kansas 67202
Telephone: (316) 383-1111
NASD Member

INTRUST BROKERAGE INC.

State of Kansas)

)

County of Sedgwick)

OATH OR AFFIRMATION

January 20, 2006

We affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedule pertaining to the firm of INTRUST Brokerage Inc., as of December 31, 2005, are true and correct. We further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Susan Sullivan

Financial Operations Principal

Notary Public

President

LISA L. WHITE
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 11/04/08

INTRUST Brokerage Inc.
105 North Main
Wichita, Kansas 67202
Telephone: (316) 383-1111
NASD Member

KPMG LLP
Suite 100
345 Riverview
Wichita, KS 67203

Independent Auditors' Report

The Board of Directors
INTRUST Brokerage Inc.:

We have audited the accompanying statement of financial condition of INTRUST Brokerage Inc. (the Company) (a Kansas corporation and a wholly owned subsidiary of INTRUST Bank, N.A.) as of December 31, 2005, and the related statements of operations, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INTRUST Brokerage Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Wichita, Kansas
January 20, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Statement of Financial Condition

December 31, 2005

Assets

Cash	$	420,389
Cash with clearing correspondent		100,000
Commissions receivable		64,557
Furniture, fixtures, and equipment, net of accumulated depreciation of $62,926		22,323
Other assets		82,852
Total assets	$	690,121

Liabilities and Stockholder's Equity

Accrued expenses and other liabilities	$	55,245
Stockholder's equity:		
Common stock, par value $500 per share. Authorized, issued, and outstanding 1,000 shares		500,000
Additional paid-in capital		150,000
Retained earnings (deficit)		(15,124)
Total stockholder's equity		634,876
Commitments and contingencies		
Total liabilities and stockholder's equity	$	690,121

See accompanying notes to financial statements.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Statement of Operations

Year ended December 31, 2005

Revenues:		
Commissions	$	1,206,898
Investment advisory income		58,695
Service fee income		37,452
Interest		10,011
Other		12,200
Total revenues		1,325,256
Expenses:		
Employee compensation and benefits		673,661
Clearing charges		52,115
Losses sustained		2,036
Rent		20,202
Professional fees		30,705
Depreciation		4,503
Licenses and registration		29,694
Telephone expense		4,291
Data processing		179,592
Other		263,087
Total expenses		1,259,886
Income before income taxes		65,370
Provision for income taxes		25,000
Net income	$	40,370

See accompanying notes to financial statements.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Statement of Stockholder's Equity

Year ended December 31, 2005

		Common stock	Additional paid-in capital	Retained earnings (deficit)	Total
Balance, December 31, 2004	$	500,000	150,000	(55,494)	594,506
Net income		—	—	40,370	40,370
Balance, December 31, 2005	$	500,000	150,000	(15,124)	634,876

See accompanying notes to financial statements.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	40,370
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		4,503
Change in operating assets:		
Commissions receivable		(2,556)
Other assets		(5,037)
Change in accrued expenses and other liabilities		(65,749)
Net cash used in operating activities		(28,469)
Cash flows used in investing activities–Purchase of furniture, fixtures, and equipment		(25,910)
Net decrease in cash		(54,379)
Cash, beginning of year		474,768
Cash, end of year	$	420,389
Supplemental disclosure of cash flow information:		
Cash paid to parent for income taxes	$	30,000

See accompanying notes to financial statements.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Notes to Financial Statements

December 31, 2005

(1) Organization and Nature of Operations

INTRUST Brokerage Inc. (IBR), a wholly owned subsidiary of INTRUST Bank, N.A. (INTRUST), is a fully disclosed broker-dealer and registered investment advisor providing brokerage and advisory services to retail customers, and is registered with the Securities Exchange Commission and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. IBR is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing these financial statements, management is required to make estimates and assumptions. Actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies

(a) Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are recorded at cost when acquired. IBR depreciates these assets on a straight-line method over their estimated useful lives, which range from three to seven years. The cost of items retired or otherwise disposed of and the related accumulated depreciation are removed from the accounts, and any gain or loss is recorded as income or expense. Maintenance and repairs that do not extend the useful lives of the respective assets are recorded as expense when incurred.

(b) Commissions

Commissions and related clearing expenses are recorded on a trade–date basis.

(c) Income Taxes

IBR files consolidated income tax returns with INTRUST. IBR provides for income taxes as if separate income tax returns were filed and remits to INTRUST amounts determined to be currently payable. Deferred income taxes, if any, are provided to reflect the future tax consequences of differences between the tax bases of assets and liabilities and their reported amounts in the accompanying statement of financial condition.

Income taxes receivable from INTRUST totaled $59,557 at December 31, 2005.

(3) Related Party Transactions

Included in cash in the accompanying statement of financial condition at December 31, 2005 is $91,562 of cash in a bank account at INTRUST.

IBR receives fee income from INTRUST for certain customer transactions. This amount totaled $40,936 for 2005 and is included in commissions and service fee income in the accompanying statement of operations.

IBR pays management fees to INTRUST Financial Corporation (IFC), the parent of INTRUST, for certain services. This amount totaled $150,000 for 2005 and is included in other expenses in the accompanying statement of operations.

(Continued)

Certain general and administrative costs, including, but not limited to, occupancy costs such as rent of building, data processing, utilities, and other services, are paid by INTRUST for IBR. These amounts are then billed to IBR based on their actual usage for each month.

The employees of IBR participate in the retirement plan of IFC. The costs of administering the plan are recorded on IFC's consolidated financial statements.

(4) Net Capital Requirements

IBR is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, IBR had net capital under this rule of $496,366, which was $246,366 in excess of its required net capital of $250,000. IBR's aggregate-indebtedness-to-net-capital ratio at December 31, 2005 was 11 to 1.

(5) Income Taxes

The components of the provision for income taxes consist of the following:

Current:		
Federal	$	21,000
State		5,000
		26,000
Deferred:		
Federal		(1,000)
State		—
		(1,000)
Total	$	25,000

(6) Commitments and Contingencies

IBR is required to maintain certain cash balances with its clearing correspondent. At December 31, 2005, cash required to be held on deposit with IBR's clearing correspondent was $100,000.

(Continued)

(7) Rule 15c3-3 Exemption

IBR is exempt from the SEC's Customer Protection Rule 15c3-3 under subsection (k). Under this exemption, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required to be included herein.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		634,875 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		634,875 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		634,875 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	136,502 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-136,502 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		498,373 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		2,007 [3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-2,007 [3740]
10. Net Capital			496,366 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	3,683 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14. Excess net capital (line 10 less 13)	246,366 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	490,841 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		55,245 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	55,245 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 11 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Schedule of Nonallowable Assets

December 31, 2005

Description		Amount
Furniture, fixtures, and equipment, net	$	22,323
Commissions receivable		31,652
Other		82,527
Total nonallowable assets	$	136,502

See accompanying independent auditors' report and notes to supplementary schedule.

INTRUST BROKERAGE INC.
(A Wholly Owned Subsidiary of INTRUST Bank, N.A.)

Notes to Supplementary Schedule

December 31, 2005

(A) The minimum net capital requirements should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to Item 1740) and partners' securities, which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

* * * * * * *

There are no material differences between the amounts reported in schedule I and the corresponding amounts reported in IBR's unaudited December 31, 2005 Form X-17A-5, Part II filing.

KPMG

KPMG LLP
Suite 100
345 Riverview
Wichita, KS 67203

SEC MAIL PROCESSING
RECEIVED
FEB 27 2006
WASH. D.C. 209 SECTION

**Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5**

The Board of Directors
INTRUST Brokerage, Inc.:

In planning and performing our audit of the financial statements and supplementary schedule of INTRUST Brokerage, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Wichita, Kansas
January 20, 2006